SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 3)



                         Carrollton Bancorp
                         (Name of Issuer)


                         Common Stock
                  (Title of Class of Securities)


                         145282 10 9
                          (CUSIP Number)



          CUSIP No. 145282 10 9             Schedule 13G




1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

         William C. Rogers, Jr.
         ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable (Filing being made pursuant to 1934 Act
                         Rule 13d-1(c)

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

5   SOLE VOTING POWER

         21,076

6   SHARED VOTING POWER

         120,354

7   SOLE DISPOSITIVE POWER

         21,076

8   SHARED DISPOSITIVE POWER

         120,354

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         141,430

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

         Excludes shares owned by wife in which reporting person claims no beneficial interest.

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.21%

12  TYPE OF REPORTING PERSON

         IN

Item 1.

             (a)  Name of Issuer:

              Carrollton Bancorp

             (b)  Address of Issuer's Principal Executive Offices:

              15 Charles Plaza, Suite 200
              Baltimore, Maryland  21201

Item 2.

             (a)  Name of Person Filing:

              William C. Rogers, Jr.

             (b)  Address of Principal Business Office, if none,
         Residence:

              6 South Calvert Street
              Baltimore, Maryland  21202

             (c)  Citizenship:

              United States

             (d)  Title of Class of Securities:

              Common Stock

             (f)  CUSIP Number:

              145252 10 9

         Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a) Broker or Dealer registered under Section 15 of the Act.
                  (b)       Bank as defined in Section 3(a)(6) of the Act.
                  (c) Insurance Company as defined in Section 3(a)(19) of the Act.
                  (d) Insurance Company registered under Section 8 of the Investment Company Act.
                  (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940.
                  (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
              Retirement Income Security Act of 1976 or
              Endowment Fund; see 240.13d-1(b)(1)(ii)(F).
                  (g) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G). (Note: See Item 7.)
                  (h)       Group, in accordance with 240.13d-1(b)(1)(ii)(H).

        Not Applicable; Filing is made pursuant to 1934 Act Rule
    13d-1(c).

Item 4.

             (a)  Amount Beneficially Owned:  See Inside Front Cover Row
         9.*
             (b)  Percent of Class:  See Inside Front Cover Row 11.
             (c)  Number of shares as to which such person has:
                       (i) sole power to vote or to direct the vote: See Inside Front Cover Row 5.
                       (ii) shared power to vote or to direct the vote:  See
              Inside Front Cover Row 6.
         (iii)sole power to dispose or to direct the disposition of: See Inside Front Cover Row 7.
                       (iv) shared power to dispose or to direct the
              disposition of:  See Inside Front Cover Row 8.


    * Includes:

                       (a) 34,768 shares owned by corporations of which the Reporting Person is a principal stockholder;
              Reporting Person expressly disclaims beneficial ownership of all of such shares;

                       (b) 61,238 shares owned jointly as tenants by the entirety with Reporting Person's wife.

                       (c) 22,320 shares owned by trusts of which Reporting Person is one of three trustees; Reporting Person expressly disclaims beneficial ownership of all of such shares;

                       (d) 20,466 shares owned by trust of which Reporting Person is sole trustee; Reporting Person expressly disclaims beneficial ownership of all of such shares.

         Item 5.  Ownership of Five Percent or Less of a Class

    Not Applicable.

         Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person

    Not Applicable.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
         Parent Holding Company

    Not Applicable.

         Item 8.  Identification and Classification of Members of the
         Group

    Not Applicable.

         Item 9.  Notice of Dissolution of Group

    Not Applicable.

Item 10.

    Not Applicable.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    February 17, 1998

                                                             Date


    /s/ William C. Rogers, Jr.

                                                        Signature


    William C. Rogers, Jr.

                                                             Name